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21001596

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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APR 02 2021

Washington, DC

SEC FILE NUMBER
8- 69291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steward Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17615 Primrose Meadow Ln

(No. and Street)

Houston, Texas 77095

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Hoover (281) 221-9954

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting and Consulting, LLC

(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Suite 3100, Dallas, Texas 75201

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William C. Hoover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steward Securities Group LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

William C. Hoover, Member, CCO

Title

[signature]

Notary Public

ANNETTE ROCKA
Notary Public, State of Texas
Comm. Expires 11-20-2021
Notary ID 131357627

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEWARD SECURITIES GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2020

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member of Steward Securities Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Steward Securities Group, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption), all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
March 30, 2021

STEWARD SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS		**2020**
Cash and cash equivalents	$	6,838
Prepaid expenses		2,337
Fixed assets, net of $6,321 in accumulated depreciation		625
TOTAL ASSETS	$	9,800

LIABILITIES & EQUITY

MEMBER'S EQUITY		
MEMBER'S EQUITY	$	9,800
TOTAL MEMBER'S EQUITY	$	9,800

The accompanying notes are an integral part of these financial statements.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
EXPENSES:		
Regulatory fees and assessments		2,815
Professional fees		2,500
Insurance expense		528
Depreciation expense		1,314
Tax expense		640
Technology expenses		2,842
Other administrative expenses		659
Total Expenses		11,298
Net Loss	$	(11,298)

The accompanying notes are an integral part of these financial statements.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CHANGES OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, December 31, 2019	$	26,598
Contributions		4,500
Distributions		(10,000)
Net loss		(11,298)
Balance, December 31, 2020	$	9,800

The accompanying notes are an integral part of these financial statements.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
CASH FLOW FROM OPEATING ACTIVITIES		
Net Loss	$	(11,298)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,314
Decrease in prepaid expenses		731
Net cash provided by operating activities		(9,253)
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash used by Investing activities		--
CASH FLOW FROM FINANCING ACTIVITIES		
Contributions		4,500
Distributions		(10,000)
Net cash used by Financing activities		(5,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(14,753)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		21,591
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	6,838

The accompanying notes are an integral part of these financial statements.

STEWARD SECURITIES GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Steward Securities Group, LLC ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Nature of Business - The Company is located in Houston, Texas and is a limited business broker dealer that transacts in institutional fixed income securities only through an arrangement with another Broker Dealer on a fully disclosed basis. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (K)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation - An unclassified Balance Sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – Cash and cash equivalents include cash held in banks. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2020.

Revenue Recognition - Revenues are primarily generated from commissions on sales of fixed income securities. Commissions from these sales are recognized on a trade date basis.

Income Taxes - The Company has elected to be taxed as a Limited Liability Company, a disregarded entity, and therefore, no provision has been made for federal income tax since these taxes are the responsibility of the member. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2020.

The Company believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2020, the tax years that remain subject to examination by the major tax jurisdictions under the Statute of Limitations are from the year 2013 (year of inception) forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as a tax expense in the Statement of Income.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of $6,838 and a net capital requirement of $5,000 for the year. The Company's ratio of aggregate indebtedness to net capital was .0 to 1 at December 31, 2020.

STEWARD SECURITIES GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 2: NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE 3: CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize credit risk.

The Company may engage in trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 4: AGREEMENT FROM CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers.

NOTE 5: GOING CONCERN

The financial statements have been prepared that the Company will continue as a going concern. The partner of the Company has invested capital and will have sufficient cash assets to be able to meet its obligations as and when they are due.

STEWARD SECURITIES GROUP, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

		2020
NET CAPITAL		
Total Member's equity	$	9,800
Deductions and /or charges:		
Non allowable assets		
Prepaid Expenses		2,337
Fixed Assets		625
	$	6,838
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		6,838
Haircuts on securities		--
Net Capital	$	6,838
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6.67% of aggregate indebtedness)	$	--
Minimum dollar net capital requirement	$	5,000
Net Capital requirement (greater of two above minimum requirements)	$	5,000
Excess net capital	$	1,838
Ratio: Aggregate indebtedness to net capital		0 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See Report of Independent Registered Public Accounting Firm.

STEWARD SECURITIES GROUP, LLC

SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2020

Exemption Provision

The Company has claimed an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Member
Steward Securities Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Steward Securities Group, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities to acting as a broker or dealer in the sale of corporate debt securities, acting as a U.S. government securities broker and the acting as the solicitor of time deposits in a financial institution. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Steward Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
March 30, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Steward Securities Group, LLC Exemption Report

Steward Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, William Hoover, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

William C Hoover

President/CEO

Date of Report: March 29, 2021